Mail Stop 3628

                                                                    August 30,
2021

Via E-mail
Daniel Vinson
Director, Chief Executive Officer and Vice President
Barclays Commercial Mortgage Securities LLC
745 Seventh Avenue
New York, NY 10019

       Re:       Barclays Commercial Mortgage Securities LLC
                 Registration Statement on Form SF-3
                 Filed July 7, 2021
                 File No. 333-257737

Dear Mr. Vinson:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

  1. We note your registration statement contemplates asset pools with loans secured by residential cooperative properties. We note that these loans have been tied to floating rates, most often linked to LIBOR. We also note that shareholders of the residential cooperatives purchase shares or stock that entitle the shareholder to proprietary leases or occupancy agreements which confer exclusive rights to occupy specific units, the value of which depends on the appraisal of the property rather than expected rental income. Because the primary source of repayment on the loan will not be:
(i) the
     proceeds of the sale, refinancing, or permanent financing of the property; or (ii) rental income associated with the property, the loans secured by the residential cooperatives are not commercial mortgages. See definition of commercial real estate loan in Rule
     14 of Regulation RR (17 CFR 246.14).
 Daniel Vinson
Barclays Commercial Mortgage Securities LLC
August 30, 2021
Page 2

 Please remove the loans backed by residential cooperative properties from your registration statement and from all prior and future takedowns of your prior registration statements pursuant to the requirement that the registration statement contain a single prospectus with one asset class. See Section V.D.1. of Release No. 33-9638 (Sept. 24, 2014).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Eathen Gums, Special Counsel, at (202) 551-7991 or me at
 (202) 551-3850 if you have any questions.

                                                     Sincerely,

                                                     /s/ Katherine Hsu

                                                     Katherine Hsu
                                                     Chief, Office of
Structured Finance

 cc:    Anna Glick, Esq., Cadwalader, Wickersham & Taft LLP